                                                  As Filed with the Securities
                                                       and Exchange Commission
                                                               on May 30, 2002



                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

-------------------------------

In the Matter of                                 INTERIM CERTIFICATE

Conectiv and Subsidiaries                                 OF

File No. 70-9095                                     NOTIFICATION

(Public Utility Holding
Company Act of 1935)                               PURSUANT TO RULE 24
-------------------------------

This Certificate of Notification is filed by Conectiv, a Delaware corporation, pursuant to Rule 24 (17 C.F.R. Section 250.24). Such filing is made in connection with Conectiv's Form U-1 Application-Declaration, as amended (the "Application-Declaration"), and authorized by the orders of the Securities and Exchange Commission (the "Commission") dated February 26, 1998, August 21, 1998, September 28, 1998, October 21, 1998, November 13, 1998, December 14, 1999, August 17, 2000, June 7, 2001 and March 22, 2002 (the "Orders") in the above- referenced file. The Orders directed that Conectiv file with the Commission quarterly certificates pursuant to Rule 24 within 60 days after each of the first three calendar quarters and within 90 days after the last calendar quarter. This certificate reports transactions from the period January 1, 2002 through March 31, 2002.

Pursuant to the Orders, the formation of Conectiv Pennsylvania Generation, Inc. as a New Utility Company (as defined in the Application-Declaration) on January 18, 2002 caused Conectiv Energy Holding Company and ACE REIT, Inc. to be deemed to be registered holding companies under the Act. The reporting requirements of Conectiv Energy Holding Company and ACE REIT, Inc. are deemed to be included in this Interim Certificate of Notification.

Capitalized terms not otherwise defined herein have the meaning ascribed in the Application-Declaration.

1.      Conectiv Common Stock issued during period (new issue shares only):

----------------------------------------------------------------------------------------------
   # Of Shares Issued           Average                                 Cumulative Issuance
     During Period          Price per Share        Issuance Amount             Amount
----------------------------------------------------------------------------------------------
           0                      N/A                     0                      0
----------------------------------------------------------------------------------------------

Note: Pursuant to the Orders, Conectiv can issue up to $750 million of long-term financing. Of this amount, a maximum of $250 million of long-term financing can be issued in the form of common stock. To the degree any common stock is issued, the amount of long-term debt that can be issued is reduced dollar for dollar.

2. Conectiv Common Stock issued pursuant to dividend reinvestment plans and Common Stock and options issued pursuant to benefit plans:

-----------------------------------------------------------------------------------------------
                                   #Of Shares Issued During
          Common Stock                       Period             Cumulative # Of Shares Issued
-----------------------------------------------------------------------------------------------
Dividend Reinvestment                          0                              0
-----------------------------------------------------------------------------------------------
Employee Benefit Plans                         0                            14,900
-----------------------------------------------------------------------------------------------

During the period, 494,200 stock options and 53,700 shares of restricted stock were issued under the Conectiv Incentive Compensation Plan. There were no stock options exercised under the Delmarva Long-Term Incentive Plan during the quarter and no shares of Common Stock were issued. To date, awards under the employee benefit plans include 3,403,700 common stock options and 806,200 shares of restricted stock.

Note: Cumulative shares issued for dividend reinvestment plans cannot exceed 5 million shares; cumulative shares issued for employee benefit plans cannot exceed 5 million shares.

3.      Conectiv Common Stock issued for acquisitions:

-----------------------------------------------------------------------------------------------
# Of Shares Issued During Period        Value per Share                Restricted (Y/N)
-----------------------------------------------------------------------------------------------
               0                              N/A                            N/A
-----------------------------------------------------------------------------------------------

4.      Conectiv Long-Term Debt issued during period:
            None

Note: Aggregate long-term financing by Conectiv cannot exceed $750 million pursuant to the Orders (see Item 1 above). Conectiv can issue all of this authorization in the form of long-term debt. However, the proceeds from the issuance of long-term debt must be used to reduce outstanding short-term debt.

5. Short-Term Debt issued by Conectiv and Delmarva Power & Light Company ("Delmarva") during period:

----------------------------------------------------------------------------------------------
        Company          Balance at Period-End  Weighted Average Cost  Highest Daily Balance
----------------------------------------------------------------------------------------------
        Conectiv             $1,021,224,745             2.71%              $1,163,646,000
----------------------------------------------------------------------------------------------
        Delmarva                   0                     N/A                     0
----------------------------------------------------------------------------------------------

Note: Conectiv's daily balance cannot exceed $2 billion pursuant to the Orders; Delmarva's daily balance cannot exceed $275 million pursuant to the Orders and the order of the Virginia State Corporation Commission.

6. Interest rate risk management transactions during period by Conectiv and/or Utility Subsidiaries:

        No activity.

7.      Utility Subsidiary financings during period:

----------------------------------------------------------------------------------------------
                                                            Equity Financing
               Company                 Debt Financing ($)          ($)           Total ($)
----------------------------------------------------------------------------------------------
Conectiv Atlantic Generation, L.L.C.            0                 4,582            4,582
----------------------------------------------------------------------------------------------
Conectiv Delmarva Generation, Inc.         16,004,935            743,595         16,748,530
----------------------------------------------------------------------------------------------
Conectiv Pennsylvania Generation, Inc.     84,206,262             1,000          84,207,262
----------------------------------------------------------------------------------------------

Note: Short-term and long-term financings by Atlantic City Electric Company are exempt pursuant to Rule 52; long-term financings by Delmarva are exempt pursuant to Rule 52. Aggregate financing by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc. and any New Utility Subsidiary cannot exceed $1 billion. Conectiv Pennsylvania Generation, Inc. was established as a New Utility Subsidiary on January 18, 2002. As of the end of the period, aggregate financing by Conectiv Atlantic Generation, L.L.C , Conectiv Delmarva Generation, Inc. and Conectiv Pennsylvania, Inc. was $100,960,374.

8.      Non-utility financing during the period not exempt pursuant to Rule
        52:

----------------------------------------------------------------------------------------------
                                                                                 Interest Rate
               Company                     Type of Borrowing      Amount ($)        (%)
----------------------------------------------------------------------------------------------
      Atlantic Generation, Inc.           Money Pool Advance          *              *
----------------------------------------------------------------------------------------------
     Conectiv Energy Supply, Inc.         Money Pool Advance          *              *
----------------------------------------------------------------------------------------------
    Conectiv Thermal Systems, Inc.        Money Pool Advance          *              *
----------------------------------------------------------------------------------------------
   Conectiv Energy Holding Company        Money Pool Advance     302,597,092       2.71
----------------------------------------------------------------------------------------------
 Conectiv Operating Services Company      Money Pool Advance          *              *
----------------------------------------------------------------------------------------------
       Conectiv Mid-Merit, Inc.         Parent Company Advance   227,123,578       2.71
----------------------------------------------------------------------------------------------
       Conectiv Bethlehem, Inc.         Parent Company Advance    75,276,763       2.71
----------------------------------------------------------------------------------------------
               Various                       Surety Bonds         62,342,562        N/A
----------------------------------------------------------------------------------------------

* Reported on Form U-9C-3

9. Guarantees issued by Conectiv and Nonutility Subsidiaries as of end of period:

------------------------------------------------------------------------------------------------
Conectiv                                         $624.1 million
------------------------------------------------------------------------------------------------
Nonutility Subsidiaries                          None
------------------------------------------------------------------------------------------------

Note: Guarantees by Conectiv cannot exceed $1.5 billion; guarantees by Non-Utility Subsidiaries cannot exceed $100 million.

10.     Borrowings from System Money Pool during period:
           Pursuant to the Orders, the limit on borrowings by individual Non-Utility Subsidiaries was eliminated and the applicable borrowings are reported on Form U-6B-2 filed contemporaneously herewith.

11.     Forms U-6B-2 filed with Commission during period:

------------------------------------------------------------------------------------------------
Filing Entity                                                          Date of Filing
------------------------------------------------------------------------------------------------
ATE Investment, Inc.                                                    May 30, 2002
------------------------------------------------------------------------------------------------
Atlantic City Electric Company                                          May 30, 2002
------------------------------------------------------------------------------------------------
Atlantic Southern Properties, Inc.                                      May 30, 2002
------------------------------------------------------------------------------------------------
Conectiv Plumbing LLC                                                   May 30, 2002
------------------------------------------------------------------------------------------------
Conectiv Properties and Investments, Inc                                May 30, 2002
------------------------------------------------------------------------------------------------
Conectiv Resource Partners, Inc.                                        May 30, 2002
------------------------------------------------------------------------------------------------
Conectiv Services, Inc                                                  May 30, 2002
------------------------------------------------------------------------------------------------
Conectiv Solutions, LLC                                                 May 30, 2002
------------------------------------------------------------------------------------------------
DCI I, Inc                                                              May 30, 2002
------------------------------------------------------------------------------------------------
DCI II, Inc.                                                            May 30, 2002
------------------------------------------------------------------------------------------------
Delmarva Power & Light Company (long-term debt only)                    May 30, 2002
------------------------------------------------------------------------------------------------
King Street Assurance Ltd.                                              May 30, 2002
------------------------------------------------------------------------------------------------

12.     Financial Statements:

- Conectiv Balance Sheet (Incorporated by reference to the filing of Conectiv on Form 10-Q for the period ended March 31, 2002)

- Delmarva Balance Sheet (Incorporated by reference to the filing of Delmarva on Form 10-Q for the period ended March 31, 2002)

13.     Registration Statements filed pursuant to the Securities Act of 1933:
        None.

14.     Computation under Rule 53(a):

               -----------------------------------------------------------------------------------
($ thousands)       1          2          3           4             5          6           7
--------------------------------------------------------------------------------------------------
                 Average   Average    10% Test  2% of Capital    Maximum   Aggregate   Remaining
                Retained   Retained              Invested in       EWG     EWG         Capacity
                Earnings   Earnings             Utility Plant  Investments Investments for EWG
               (Last Four  (Previous             (Use only if  per Orders              Investments
                Quarters)  Four                 1 is 10% less
                           Quarters)               than 2)
--------------------------------------------------------------------------------------------------
   3/31/02       204,532    166,649      23%         N/A         350,000    304,982     45,018
--------------------------------------------------------------------------------------------------

15.     Conectiv Investment in EWG Projects:
           Conectiv's investments in EWGs as of March 31, 2001 were $305.0 million.

16.     Conectiv's Consolidated Capitalization Ratios as of March 31, 2002:


                                          ($ thousands)
-----------------------------------------------------------------------------------------------
              Debt                         2,938,678                        65.87%
-----------------------------------------------------------------------------------------------
        Preferred Stock                     213,263                         4.78%
-----------------------------------------------------------------------------------------------
         Common Equity                     1,309,421                        29.35%
-----------------------------------------------------------------------------------------------
      Total Capitalization                 4,461,362                       100.00%
-----------------------------------------------------------------------------------------------

17.     Market/Book Ratio of Conectiv Common Stock:

----------------------------------------------------------------------------------------------
                                  Closing Price @ 3/31/02  Book Value @ 3/31/02     Ratio
----------------------------------------------------------------------------------------------
Conectiv Common Stock                     $24.89                  $14.75             1.69
----------------------------------------------------------------------------------------------
Conectiv Class A Common Stock             $21.65                  $14.75             1.47
----------------------------------------------------------------------------------------------

18.     New EWG Projects during Preceding Quarter:
          There were no new EWG Projects initiated during the period.

19.     Consolidated and EWG Earnings Growth:
          Energy Systems North East, LLC ("ESNE"), an indirect subsidiary of Conectiv, has a 50% interest in an EWG Project located in North East, Pennsylvania. The effect of ESNE's earnings are insignificant in relation to Conectiv's earnings. ESNE is the only operating EWG Project in the Conectiv System.

20.     EWG Revenue and Net Income:
          ESNE's revenues and net income are de minimis.

21.     New Utility Subsidiaries established during period:
          Conectiv Pennsylvania Generation, Inc. was established as a New Utility Subsidiary on January 18, 2002.

22. Utility property acquired during period by utility subsidiaries of Conectiv Energy Holding Company:

          Conectiv Pennsylvania Generation, Inc.: $81,596,500

Note: Aggregate acquisition of utility property by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc. and any New Utility Subsidiary (which, as noted above, includes Conectiv Pennsylvania Generation, Inc.) cannot exceed $1 billion. As of the end of the period, the aggregate acquisition of utility property by Conectiv Atlantic Generation, L.L.C., Conectiv Delmarva Generation, Inc. and Conectiv Pennsylvania generation, Inc. was $81,596,500.

                                  SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Certificate of Notification to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

                                      Conectiv
                                      Delmarva Power & Light Company
                                      Conectiv Resource Partners, Inc.
                                      Conectiv Energy Supply, Inc.
                                      Conectiv Properties and Investments, Inc.
                                      Conectiv Services, Inc.
                                      DCI I, Inc.
                                      DCI II, Inc.
                                      DCTC-Burney, Inc.
                                      Conectiv Operating Services Company
                                      Conectiv Solutions, LLC
                                      Conectiv Plumbing, LLC
                                      Atlantic City Electric Company
                                      Atlantic Generation, Inc.
                                      Atlantic Southern Properties, Inc.
                                      ATE Investment, Inc.
                                      Conectiv Thermal Systems, Inc.
                                      Binghamton General, Inc.
                                      Binghamton Limited, Inc.
                                      Pedrick General, Inc.
                                      Vineland Limited, Inc.
                                      Vineland General, Inc.
                                      ATS Operating Services, Inc.
                                      King Street Assurance, Ltd.
                                      Atlantic Jersey Thermal Systems, Inc
                                      Conectiv Atlantic Generation, L.L.C.
                                      ACE REIT, Inc.
                                      Conectiv Communications, Inc.
                                      Conectiv Delmarva Generation, Inc.
                                      Conectiv Energy Holding Company
                                      Conectiv Mid-Merit, Inc.


May 30, 2002                          /s/ Philip S. Reese
                                      -------------------
                                      Philip S. Reese
                                      Vice President and Treasurer